Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	For the 3 months
	ended	For the years ended June 30,
	September 30,
	2002	2002	2001	2000	1999

Pretax income from continuing operations	$40,524	$152,676	$177,206	$177,055	$197,719

Distribution of earnings from unconsolidated affiliates	6,125	639	527	4,220	840

Fixed charges	11,096	50,459	64,553	57,907	57,744

Earnings	$57,745	$203,774	$242,286	$239,182	$256,303

Interest	$10,484	47,831	$61,576	$56,869	$56,837

Amortization of premiums and other	612	2,628	2,977	1,038	907

Fixed Charges	$11,096	$50,459	$64,553	$57,907	$57,744

Ratio of Earnings to Fixed Charges	5.20	4.04	3.75	4.13	4.44